Exhibit 99.1

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD RENEWABLE ACQUIRES 85 MW OF HYDROELECTRIC

ASSETS IN NEW ENGLAND AND CALIFORNIA

•	High-quality renewable power assets in key U.S. markets

•	Continuing to add capacity with long-term upside

•	Strong fit with existing operating platform

•	Long term operating licenses

HAMILTON, Bermuda, November 1, 2013 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that it has agreed, in two separate unrelated transactions, to acquire a 70 MW hydroelectric portfolio in Maine, and the remaining 50% interest in its 30 MW Malacha Hydro facility in California. Both transactions will be pursued with Brookfield Renewable’s institutional partners.

The Maine portfolio being acquired from affiliates of ArcLight Capital Partners, LLC, consists of nine hydroelectric facilities on the Penobscot, Androscoggin and Union rivers, and provides Brookfield Renewable with a strong fit with its existing 270 MW of operating capacity on the same river systems. The facilities have average expected generation of approximately 375,000 megawatt hours annually and approximately 60% of the portfolio’s output is currently sold into the New England wholesale power market, with the remainder sold under long-term contract to local utilities until 2024 and 2028. The portfolio benefits from long-term FERC licenses, in most cases expiring after 2029.

Brookfield Renewable and its partners have also agreed to acquire the remaining 50% interest in the 30 MW Malacha Hydro peaking facility on the Pit River in Lassen County, California. Brookfield Renewable acquired its initial operating interest in December 2010. All of Malacha Hydro’s output is sold under a fixed-price contract to Pacific Gas and Electric Company until 2028 with a natural gas indexed energy price component starting in 2017.

“These hydroelectric facilities are highly complementary to our existing portfolio in North America,” said Richard Legault, President and CEO of Brookfield Renewable. “We continue to add high quality assets in this low-price environment, which provide an attractive combination of stable, contracted revenues and strong prospects for long-term cash flow growth. Moreover, we are pleased to continue to invest in Maine and California, both important markets for us. Our knowledge of hydro and our operating expertise in these markets give us confidence in the long-term value creation potential of this portfolio.”

The acquisitions will be funded through available liquidity and available capital from Brookfield Renewable’s institutional partners. It is expected that a portion of the purchase price will be funded with non-recourse, fixed-rate debt. The transactions are subject to regulatory approvals and other customary closing conditions and are expected to close before the end of 2013.

* * * * *

Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 5,900 megawatts of installed capacity. Diversified across 69 river systems and 12 power markets in the United States, Canada and Brazil, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman

Vice President, Investor and Media Relations

Tel: 416-359-1955

Email: zev.korman@brookfield.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements and information, within the meaning of Canadian securities laws, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this News Release include statements regarding the acquisition of hydroelectric generating stations in Maine and California (the “portfolio”), the acquisition financing and debt funding, ownership structure, the portfolio’s expected long-term production and long-term value potential, its power sales opportunities, the attractiveness of the regional power market, the receipt of regulatory approvals and the expected time of closing . Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this News Release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the risk that the conditions precedent to be met, and the regulatory and third party approvals to be obtained, for the acquisition to close, are not met or obtained, changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; our operations being highly regulated and exposed to increased regulation which could result in additional costs; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; our inability to access interconnection facilities and transmission systems; occupational, health, safety and environmental risks; disputes and litigation; losses resulting from fraud, other illegal acts, inadequate or failed internal processes or systems, or from external events; general industry risks relating to the North American and Brazilian power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; risks related to operating in Brazil; our inability to finance our operations; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify and complete sufficient investment opportunities; the growth of our portfolio; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s inability to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over all our operations; our obligations to issue equity or debt for future acquisitions and developments; and foreign laws or regulation to which we become subject as a result of future acquisitions in new markets.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this News Release and should not be relied upon as representing our views as of any date subsequent to November 1, 2013, the date of this News Release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Annual Information Form and Form 20-F.